SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


                       FORM 6-K


                Report of Foreign Issuer

          Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934


           For the Month of October 22, 2002

            Commission file number: 0-30924


                      MARCONI PLC

 (Exact name of Registrant as specified in its Charter)


                   One Bruton Street
                    London W1J 6AQ
                       England
         (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                   Form 20-F   X       Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)

                    Yes                   No X






                                  Marconi plc

                      TRADING UPDATE FOR THE THREE MONTHS

                            ENDED 30 SEPTEMBER 2002


  * During a period of further market deterioration, Marconi continued to trade in line with its sensitised financial projections
  * Core sales GBP482 million; 6% sequential decline
  * Book to bill in Network Equipment steady at 0.9; Overall Core book to bill reduced to 0.8 mainly due to phasing of long-term service projects
  * Recent major new contract wins include BXR 48000 (US), Access Hub (South Africa), Fixed Wireless Access and SDH equipment (Germany)
  * Around 20 per cent reduction in Core operating loss before goodwill amortisation and exceptional items compared to first quarter
       * Cost reduction actions take underlying Core gross margin back above 20% of sales before impact of additional stock provisions
       * Significant progress towards operating cost saving targets; Q2 exit run-rate of GBP635 million vs GBP760 million end Q1
       * Headcount reduction of over 2,000 achieved during the second quarter; major driver of c. GBP100 million exceptional restructuring costs during the quarter
  * Net Debt reduced by approximately GBP170 million to GBP2.8 billion at 30 September 2002
  * Group cash flow since 1 July in line with projected cash profile to expected completion of Restructuring; on track to deliver GBP260 million cash distribution to creditors, subject to the matters discussed in Note 1, and of which GBP92 million of interest and accrued interest already paid to 15 October 2002
  * Sequential reduction in Core operating cash outflow largely due to cash generated from inventory utilisation
  * Restructuring on track for expected completion end January 2003

London - 22 October 2002 - Marconi (MONI) today provided a trading update relating to the three months ended 30 September 2002. The figures in this trading update are preliminary and subject to audit.

Mike Parton, Chief Executive, said: "We held our quarterly sales decline in the Core to 6% in what continues to be an extremely challenging trading environment and aggressively managed our cost base to reflect these tough conditions. We made significant progress in the quarter in reducing our pre-exceptional operating losses and cash outflows and remain on track to deliver our commitments to creditors in the context of our proposed financial restructuring."

Trading Update

The Core business comprises the Group's Network Equipment and Network Services activities. Network Equipment comprises Optical Networks, Broadband Routing and Switching (BBRS), European Access, Outside Plant and Power (OPP), North American Access and Other Network Equipment businesses. As previously disclosed, upon completion of the Group's financial restructuring, it is intended that OPP and North American Access will be transferred to and reported as part of Marconi Capital. Marconi's Mobile assets were transferred to Capital on 1 April 2002.


Group Sales

                                           GBPm      %var to      %var to
                                          Q2 03        Q1 03        Q2 02

Core                                      482           (6)         (40)
Capital - Mobile                           34          (44)         (67)
Capital - Other                             1          (96)         n/m
Capital - Medical                           -          n/a          n/m
Other*                                     (3)         n/m          n/m
Group                                     514          (13)         (64)

*Other relates to intra-Group sales




Core Sales

by Geography                                GBPm      %var to      %var to
                                           Q2 03        Q1 03        Q2 02

EMEA                                       285            -          (36)
US                                         142           (7)         (41)
CALA                                        10          (60)         (83)
APAC                                        45           (4)         (18)
Core                                       482           (6)         (40)




by Product Area                             GBPm      %var to      %var to
                                           Q2 03        Q1 03        Q2 02

Optical Networks                           108          (19)         (48)
Broadband Switching*                        35           (8)         (43)
European Access                             69           17          (38)
Outside Plant & Power*(a)                   34          (26)         (48)
North American Access*                      23           (8)         (26)
Other Network Equipment                     15            7          (61)
Network Equipment                          284          (10)         (45)
IC&M                                        89           (8)         (39)
VAS                                        109           12          (20)
Network Services                           198            2          (30)
Core                                       482           (6)         (40)



    * The primary businesses comprising the Group's US Assets as defined in the Restructuring Heads of Terms announced on 29 August 2002

(a) OP&P equipment sales only; GBP24 million of power installation service sales reported in IC&M in Q2 and GBP27 million in Q1.




Core Overview


During a period marked by a further deterioration in market conditions in the telecommunications industry, the Group traded in line with its sensitised financial projections.

The Group's sensitised financial projections are based on the Group's Business Plan forecasts prepared in April 2002, to which a set of sensitivities were applied to reflect the scenario of more difficult market conditions, and in particular, a delay in market recovery beyond the end of 2003 as assumed in the Business Plan. Details of the Business Plan were set out in Marconi's announcement on 29 August 2002.

Core Orders and Sales

Order intake in the Core was GBP379 million. Sales remained relatively resilient at GBP482 million, a decrease of 6% compared to the previous quarter (Q1: GBP510 million).

Book to bill in Network Equipment remained stable at 0.9 whilst in Network Services, it fell to 0.6, giving an overall Core book to bill of 0.8 during the period.


The low order intake and book to bill ratio were mainly the result of the phasing of long-term service contracts. This trend was particularly marked in EMEA where the Group's ongoing contracts include long-term maintenance contracts with a number of UK service providers and long-term service projects in industry sectors such as transportation, government and utilities. These contracts vary in length but revenues can be recognised over a period of up to 5 years. No such major new contracts were booked in the second quarter while approximately GBP125 million of service-related sales were traded in EMEA, of which approximately 50 per cent would typically come from the existing order back log. This absence of major new orders to replenish this consumption of the order backlog is a timing issue. A number of the Group's existing service contracts are due for renewal later in the financial year.

Core Sales by Geography and Product Area


In Europe, market dynamics in the UK continue to show signs of stabilisation. BT continues its broadband access campaign which over time should lead to increased traffic flows onto the core transmission network and, in turn, to renewed spending in optical equipment. In addition, a number of restructured second operators are beginning to re-emerge. The Italian market has remained relatively stable, mainly as a result of the absence of 3G debt issues amongst Italian telecom operators. Elsewhere in Europe however, major operators are continuing to cut capital expenditure budgets as they focus on debt reduction. Overall, EMEA sales remained flat during the second quarter at GBP285 million. Lower sales of Optical Networks equipment were offset by an increase in sales of Access and Interactive Systems equipment during the period. In European Access, growth was driven by increased sales of high density DSLAM sales in Italy and voice systems in the UK. Market conditions remain tough in the German fixed wireless access sector.


The market in the Americas has been worst affected by the further decline, as was the case in the previous quarter. In the US, incumbent RBOC and ILEC operators continue to maintain tight controls over capital expenditure whilst political and macro-economic issues in CALA have had a significant negative impact on the telecoms market, particularly in Brazil and Mexico.


Core sales in CALA dropped 60 per cent to GBP10 million (Q1: GBP25 million) mainly as a result of lower sales in both Optical Networks and Outside Plant and Power. In the US, Core sales amounted to GBP142 million, a reduction of 7 per cent compared to the previous quarter (Q1: GBP153 million). A higher percentage decline in sales of Outside Plant & Power and Access equipment was partially offset by growth in BBRS sales to US customers, mainly as a result of a strong quarter in deliveries to the US Federal Government at the end of its financial year. Overall on a global basis, BBRS sales declined by 8 per cent as the strong US sales were more than offset by declines in EMEA and APAC.


Sales in APAC fell 4 per cent to GBP45 million during the period (Q1: GBP47 million) Growth in Optical Networks was more than offset by declines in BBRS and Access product sales.


Network Services as a percentage of total Core sales increased to 41 per cent during the second quarter. Historically this segment has represented between 30 and 35 per cent of the Core business. Overall, Network Services recorded modest growth to GBP198 million (Q1: GBP194 million). Installation, commissioning and maintenance (IC&M) activities, which represented around 45 per cent of Network Services sales in the period, fell by approximately 8 per cent. Whilst long-term maintenance contracts continue to trade through to sales, this was not sufficient to offset continuing declines in the level of demand for installation and commissioning activities associated with Network Equipment sales. The lower sales in IC&M were more than offset by a 12 per cent increase in Value Added Services, particularly in the transportation and government sectors.


During the period, Marconi was awarded a number of major contract wins including the first sale of the Group's new multi-service switch-router platform, the BXR 48000 to the US Federal Government; a new two-year frame contract with Telkom South Africa for the supply and installation of the Group's Access Hub high density DSLAM and Access network management platform; a contract extension from Alstom to deliver a voice radio system as part of the UK West Coast Main Line signalling and communications upgrade; and a contract with Telefonica Moviles Mexico to supply SDH and power systems for their network expansion. In addition, in October 2002, Marconi was awarded a major new frame contract from O2 Germany for the supply of fixed wireless access and SDH equipment.


BT remained Marconi's largest customer, accounting for almost 19 per cent of Core sales during the period. The top ten Core customers - BT, Bell South, China Railcom, Metro City Carriers (Germany), Qwest, Telecom Italia, UK Government, US Government, Verizon and Vodafone Group - represented 48 per cent of Core sales.

Operating Performance

Cost reduction actions in the supply chain and a more favourable business mix led to an improved gross margin in the Core during the second quarter of over 20 per cent of sales before the impact of additional stock provisions. Improved utilisation of resources in installation and commissioning was also a contributing factor in the quarter.

In line with the Group's accounting policy and in the light of the continued decline in market conditions, additional provisions for excess inventory were raised during the second quarter mainly in relation to optical networking and access equipment. These provisions amounted to approximately GBP25 million and were charged to cost of sales, thereby reducing the gross margin achieved in the quarter.

Further supply chain rationalisation and outsourcing initiatives, along with further planned product cost reductions are expected to be the main drivers of future gross margin improvement in line with the Group's business plan.

At the end of the second quarter, the annualised operating cost run-rate in the Core had reduced to around GBP635 million from GBP760 million at the end of the first quarter and GBP890 million at the end of the last financial year. This is in line with the Group's target to achieve an annualised operating cost run-rate of no more than GBP520 million early in the next financial year.


Headcount reductions are the major driver of these savings. Since 1 July 2002, over 2,000 employees from the Core business have left the Group, reducing the Core headcount to just over 19,000 by 30 September 2002. Plans have already been announced and actions are now in place to further reduce the Core headcount to around 15,000 early in the next financial year. Additional savings were achieved in the quarter through the scaling back of marketing initiatives and reductions in engineering materials spend and capital expenditure in the area of research and development.


As a result of these actions on direct and indirect costs, significant progress was made in reducing the Core operating loss before goodwill amortisation and exceptional items by around 20 per cent over the previous quarter, despite the impact of the additional stock provisions. Group operating loss before goodwill amortisation and exceptional items reduced by around 18 per cent during the second quarter.


Core R&D spend in the quarter amounted to just over GBP70 million. Over 80 per cent of this spend was focused on Optical Networks, BBRS and European Access. In Optical Networks, on-going R&D projects include developments in DWDM (Marconi's PMM metro WDM range), SDH (next generation SMA 16/64 and MSH256 and next generation digital cross connect) as well as the continued development of Marconi's network management software. In September, the Group announced the availability of its next generation Series 4 SMA 1 - 4 products which have been designed to be more cost effective and offer service providers greater functionality than previous generations of the product. In BBRS, the BXR 48000 remains the key area of development spend whilst in Access, investment is focused on Fixed Wireless, Softswitch and Access Hub platforms.

Exceptional Items


The Group's audit of the financial statements for the six months to 30 September 2002 is progressing and management is still considering the need for further write-downs primarily related to both tangible and intangible fixed assets (including goodwill).


Exceptional restructuring costs of approximately GBP100 million were incurred during the period predominantly in relation to the Group's restructuring and reorganisation and the balance mainly to costs associated with the ongoing financial restructuring process.




Cash Flow

Cash Movement since 30/06/02 in GBPm                                                     Projected to  Actual to 30/09/02
                                                                                expected completion
                                                                                   of Restructuring

Strategic Communications disposal, net of bilateral indebtedness                                290                 295
Repayment of other bilateral indebtedness                                                       (54)                 (2)
Interest payments 1 August to 15 October 2002                                                   (95)                (78)
Projected operating expenditures, exceptional restructuring costs, working
capital movements and other disposals                                                          (408)               (197)
Other net interest paid                                                                                             (12)
Total cash movement                                                                            (267)                  6



During the second quarter, the Group generated a total cash inflow of GBP6 million as set forth in the table above.

In August 2002, Marconi completed the sale of its Strategic Communications business for cash proceeds of over GBP290 million, net of Italian bilateral indebtedness. An additional GBP2 million of other bilateral indebtedness was also repaid during the period.

A net cash outflow of GBP197 million was incurred during the second quarter in relation to operating expenditures, exceptional restructuring costs, working capital movements and disposals other than the sale of Strategic Communications, in line with the Group's projected cash outflow of GBP408 million in this respect from 1 July 2002 to the expected completion of Restructuring.

The operating cash outflow was lower than the previous quarter, largely as a result of cash generated from the reduction of inventory. Net inventory turns in the Core increased from 4.3 in June to 5.1 in September mainly as a result of continued improvements to the Group's sales and operations planning process designed to better align inventory in-feed with forecast sales demand. Core debtor days increased from 97 in June to 104 in September. This was due to geographic mix with a higher proportion of Southern European sales where payment terms are typically longer than average combined with a decline in US sales where payment terms are shorter. Core creditor days increased from 48 in June to 53 in September as the reduced inventory in-feed resulted in a higher proportion of suppliers with longer settlement profiles.

Depreciation in the Core is currently running at GBP30 to 40 million per quarter and capital expenditure at less than half that rate.

Exceptional restructuring cash costs amounted to approximately GBP100 million during the period. This comprised mainly the cash costs relating to the Group's operational restructuring and reorganisation including cash costs associated with the Group's manufacturing outsourcing programme, payments made under onerous contracts and as a result of supplier liability claims, and most of the balance to payments to advisors in relation to the Group's financial restructuring.

Cash inflows from other disposals including proceeds from the sale of Applied Technologies were partially offset by the payment of transaction-related costs and fees, a payment to Court relating to litigation regarding the Group's joint-venture, Ultramast as well as prior year US Federal tax charges paid in the quarter.

Net interest paid in the period amounted to approximately GBP90 million. Of the interest paid, approximately GBP78 million of this was paid by Marconi
Corporation plc in August and September including the payment of Marconi Corporation's US dollar bond coupon and, as planned as part of the Restructuring process, the payment of accrued interest on Marconi Corporation's Eurobonds as at 15 September 2002, together with interest due to the Group's syndicate banks.

After the end of the quarter, on 15 October 2002, as planned as part of the Restructuring process, Marconi paid all interest on Marconi Corporation's financial indebtedness (including bond and syndicate bank debt) accrued as at that date. This amounted to GBP14 million. The GBP78 million paid in August and September and the GBP14 million paid in October constitute GBP92 million of the projected GBP95 million interest payments which form part of the planned GBP260 million cash distribution to creditors within the framework of the Restructuring.

The Group confirms that its cash flows during the period 1 July to 30 September 2002 were in line with the previously disclosed projected cash movement for the period 1 July 2002 to expected completion of Restructuring. The Group also confirms that it remains on track to deliver the planned cash distribution of GBP260 million to creditors upon completion of Restructuring, subject to the matters discussed in Note 1.

Net Debt

Net debt stood at GBP2,846 million at 30 September 2002 compared to GBP3,017 million at 30 June 2002. The decrease of GBP171 million in net debt relates primarily to debt reduction arising from the disposal of Strategic Communications and foreign exchange translation movements.

Net debt comprised GBP1,071 million of cash and gross financial debt of GBP3,917 million made up of GBP1,695 million of Euro and US dollar bond debt, GBP2,117 million of syndicate bank debt and GBP105 million of bilateral and other bank debt. The reduction in the sterling equivalent amounts of syndicate bank debt and bonds outstanding compared to the value at 31 March 2002 relates to foreign exchange translation. In addition, interest rate swap arrangements totalling GBP53 million were converted to new loan agreements in the period.

As previously announced, in September 2002, Marconi granted interim security to the Group's syndicate banks, bondholders (including the bond trustees) and certain ESOP derivative providers over the balance of the cash held in the lockbox accounts established in April 2002. At 30 September 2002, the balance of the secured cash amounted to GBP738 million.

Financial Restructuring

Marconi continues to work with the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of bondholders to finalise the specific details with respect to the Restructuring consideration (as outlined in Marconi's announcement on 29 August 2002) as part of the process of implementing the Restructuring. The agreed terms and conditions of the Restructuring will be set out in the formal Scheme documentation. Marconi believes the restructuring process is on track for expected completion at the end of January 2003.

Interim Results

Marconi expects to publish its audited interim results for the first six months ended 30 September 2002 on 26 November 2002.

Q2 Trading Update - Conference Call for Analysts and Investors

A conference call and audio webcast will be held for analysts and investors today (22 October) at 4 pm, UK time.

Dial-in details (from Europe) +44 (0) 20 8896 3900 or (from US) +1 617 801 9702 and quote "Marconi Trading Update".

An instant replay will be available for seven days by dialling +44 (0)1296 618 700, access code 470 427 or +1 617 801 6888, access code 63745

Materials to accompany the presentation will be available on Marconi's website www.marconi.com.

Notes

 1. The estimated distribution of GBP260 million set out in the Group's announcement on 29 August 2002 assumed that Marconi will have cash resources available for distribution on completion of the Restructuring of approximately GBP165 million; GBP92 million of the balance of approximately GBP95 million comprising due and payable and accrued interest has been paid to 15 October 2002. The actual amount of cash ultimately available for distribution as part of the Restructuring will be dependent, amongst other things, on the Group's on-going trading performance, proceeds from further non-core asset disposals, the post-Restructuring working capital requirements of the business (including obtaining a new working capital facility), performance bonding facilities, foreign exchange rate movements and upon the terms of the final agreement with creditors.

ENDS/...



Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:     David Beck / Joe Kelly

Title:    Public Relations

Phone:    +44 (0) 207 306 1771

joe.kelly@marconi.com


Name:     Heather Green

Title:    Investor Relations

Phone:    +44 (0) 207 306 1735

heather.green@marconi.com


Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 22nd October 2002